Bank of Cyprus Group

Investor Relations
P.O.Box 24884
1398 Nicosia, Cyprus

Telephone: (+357) 2288 1740
Telefax : (+357) 2233 6258
E-mail : investors@bankofcyprus.com

Direct Banking: 800.00.800, (++357) 2284 8000
Web address: www.bankofcyprus.com

Rule 12g3-2(b) File No.082-34996

4 May 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
U.S.A

Attention: Office of International Corporate Finance

Bank of Cyprus Public Company Limited
Rule 12g3-2(b) File No. 082-34996

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Bank of Cyprus Public Company Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

pp.

Yiannis Kypri
Company Secretary

Enclosures:

Annex A: Description and Copies of Documents Made Public, Publicly Filed or Distributed during the period 1 March 2007 to 30 April 2007 and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Annex A

Description of Documents Made Public, Publicly Filed or Distributed Since 1 March 2007 to 30 April 2007

and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Note: All references to Group, Bank of Cyprus, the Bank refer to Bank of Cyprus Public Company Ltd.

I. Press Releases

Day/Mth/Year	Announcement
25 Apr 2007	Bank of Cyprus ranked first among Cypriot banks by Moodys
24 Apr 2007	Payment of interest on capital securities
20 Apr 2007	Introduction for trading of new shares which have resulted from the exercise of Share Options
18 Apr 2007	Date of announcement of first quarter 2007 financial results
17 Apr 2007	The Bank of Cyprus Group categorically rejects on its substance the proposed collaboration with Marfin Popular Bank
16 Mar 2007	Notice of Annual General Meeting

II. Financial Results

Day/Mth/Year	Description
	none

III. Prospectus/ Information Memorandum

Day/Mth/Year	Description
30 April 2007	Annual Bulletin 2006 *(available only in Greek)*
12 April 2007	Information document dd 12/04/2007 relating to the listing of 328.963 new shares resulting from the exercise of options (available only in Greek)

IV. Annual Reports

Day/Mth/Year	Description
26 April 2007	Annual Report 2006 *(an English copy will be forwarded in due course)*

V. Presentations

Day/Mth/Year	Description
	none

VI. Filings with the Registrar of Companies

Day/Mth/Year	Description
13 April 2007	Allotment of 259.668 shares
9 March 2007	Allotment of 29.112 shares

VII. Related Party Transactions

Date (of transaction)	Name of Investor	Type of transaction	Through the Stock Exchange CSE or ATHEX/ Off the Floor (see note 1)	Quantity	Price (Euro) (see Note 2)	Total (Euro)
23 April 2007	Panayiotis Kanaris	BUY	XAK	5.000	11,75	58.750
23 April 2007	Panayiotis Kanaris	Exercise of options	-	3.000	3,70	11.100
16 April 2007	Christis Hadjimitsis	Exercise of options	-	3.000	3,70	11.100
16 April 2007	Anastasia Hadjimitsi	Exercise of options	-	800	3,70	2.960
26 March 2007	Christis Hadjimitsis	Exercise of options	-	2.500	3,26	8.150
26 March 2007	Anastasia Hadjimitsi	Exercise of options	-	750	3,26	2.445
26 March 2007	Christos Panjaris	Exercise of options	-	5.000	3,26	16.300
6 March 2007	Marfin Popular Bank Ltd	BUY	XAK&ATHEX	44.686.753	11,2400	502.279.104
6 March 2007	Pireaus Bank	SELL	XAK&ATHEX	44.686.753	11,2400	502.279.104

Note 1:
CSE Cyprus Stock Exchange
ATHEX Athens Stock Exchange

Note 2: Exercise of Options is in Cyprus pounds.

Press Releases

Rule 12g3-2(b) File No.082-34996

Bank of Cyprus Group

Announcement

BANK OF CYPRUS RANKED FIRST AMONG CYPRIOT BANKS BY MOODY'S

Nicosia, 25 April 2007

The international rating agency Moody's Investors Service published, on 24 April 2007, the revised ratings of the Cypriot Banks.

The most important rating upgrade is for Bank of Cyprus with the Foreign Currency Deposit Rating upgraded by two notches to A2 from Baa1.

Bank of Cyprus ranks first among the Cypriot banks as per the rating upgrades. The results of the evaluations for Bank of Cyprus published by Moody's are the following:

- Upgrade of Foreign Currency Deposit Rating to A2/P-1 (from Baa1/P-2)
- Upgrade of Bank Financial Strength Rating to C- (from D+)

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1,57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

INTEREST PAYMENT ON BANK OF CYPRUS PUBLIC COMPANY LTD FLOATING RATE CAPITAL SECURITIES

Nicosia, 24 April 2007

The investing public is informed that the interest for the quarter 20/02/2007-19/05/2007 on the floating rate Capital Securities Series A and Series B issued by the Bank of Cyprus Public Company Ltd will be paid on **20th May 2007.**

Those eligible to the interest payment will be the holders of the above mentioned Capital Securities after the market close of the Cyprus Stock Exchange (CSE) on the **7th May 2007**. The ex-interest date will be **8th May 2007.**

The interest rate on the Capital Securities Series A and Series B for the quarter 20/02/2007-19/05/2007 is 5,50%.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1.57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

INTRODUCTION FOR TRADING OF NEW SHARES WHICH HAVE RESULTED FROM THE EXERCISE OF SHARE OPTIONS

Nicosia, 20 April 2007

On Wednesday, 25 April 2007, 328.963 new ordinary shares of Bank of Cyprus Public Company Ltd ("the Bank") will be introduced for trading on the Cyprus Stock Exchange and the Athens Exchange resulting from the recent increase in the share capital by £164.481,50 (€283.247). The new shares to be introduced have resulted from the exercise of 328.963 Share Options on 31 March 2007 by 495 beneficiaries (staff of the Bank of Cyprus Group) at the exercise price of C£3,26 (€5,61) per new share, according to the 19 April 2000 resolution of the Bank's Extraordinary General Meeting and the 19 January 2001 resolution of the Bank's Board of Directors.

After the above increase, the Bank's share capital amounts to C£277.084.055,00 divided into 554.168.110 ordinary shares, of a nominal value of C£0,50 (€0,8423) each.

The listing of the new shares has been approved by the Boards of Directors of the Cyprus Stock Exchange and the Athens Exchange at their meetings on 19 April 2007.

As of 25 April 2007, the opening price of the Bank's shares on the Athens Exchange will be adjusted according to the Regulation of the Athens Exchange. As of the same date, the new shares will be credited in the Dematerialised Securities System ("DSS") accounts of the beneficiaries who have elected to have their shares registered on the DSS.

For any further information or clarifications, please contact any of the following:

Cyprus:
Shares & Loan Stock Department
tel. +357 22 842100
fax. +357 22 336258

Greece:
Custody, Shareholders & Derivatives
Clearing Department
tel. +30210 6477555/332/334
fax. +30210 6477329

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1,57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

DATE OF ANNOUNCEMENT OF FIRST QUARTER 2007 FINANCIAL RESULTS

Nicosia, 18 April 2007

The Board of Directors of the Bank of Cyprus will convene on Thursday **10 May 2007** to examine the Bank of Cyprus Group financial results for the quarter ended 31 March 2007 (1st Quarter 2007). On the same day, after the market close, the financial results will be announced to the Stock Exchange and the Press.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1,57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

THE BANK OF CYPRUS GROUP CATEGORICALLY REJECTS ON ITS SUBSTANCE THE PROPOSED COLLABORATION WITH MARFIN POPULAR BANK

Nicosia, 17 April 2007

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 282 branches, of which 144 operate in Cyprus, 120 in Greece, 6 in the United Kingdom, 11 in Australia and 1 in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.192 staff worldwide.

At 31 December 2006, the Group's Total Assets reached C£14,56bn (€25,19bn) and the Group's Shareholders' Funds were C£905mn (€1,57bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

THE CONDITIONS FOR GENERATING ADDED VALUE FOR GROUP SHAREHOLDERS, CUSTOMERS AND EMPLOYEES ARE NOT ESTABLISHED

The Chairman of the Board of Directors of the Bank of Cyprus Group categorically rejected proposal from Marfin Popular Bank for a possible partnership with Bank of Cyprus. Today's proposals do not add anything new to Marfin Popular Bank's position on the matter.

The Chairman reiterated the Bank of Cyprus Group decision that any collaboration with Marfin Popular Bank is not in the interests of its shareholders, customers and employees. Consequently, the Bank of Cyprus Group does not intend to put at risk its three-year business plan, which aims to ensure a major increase in profits and which has been enthusiastically received by the international investment community and the Bank of Cyprus shareholders.

Marfin Popular Bank's levels of profitability and its constantly changing strategic direction differ radically from the Bank of Cyprus Group's consistent strategy and profit-generation profile, which is based on recurring, steadily-increasing profits primarily generated by banking operations. Thanks to its clear-cut strategy, tried-and-tested management team, robust capital base and high profitability, the Bank of Cyprus Group has been systematically generating value for its shareholders and substantively contributing to the growth and development of its customers and staff in the markets it operates in.

The Bank of Cyprus Group would also point out that, out of respect for the principles of fair competition, it follows a policy of not interfering with the corporate governance procedures of its competitors. This policy was applied in the past in the cases of Laiki Bank and Hellenic Bank. For precisely this reason, it has not exercised the voting rights of its subsidiaries' investment holdings at today's Extraordinary General Meeting of Marfin Popular Bank.

Bank of Cyprus Group

Announcement

NOTICE OF ANNUAL GENERAL MEETING

Nicosia, 16 March 2007

Notice is hereby given that the Annual General Meeting of Bank of Cyprus Public Company Ltd ("the Company") will be held at the Group Headquarters, 51 Stassinos Street, Ayia Paraskevi, Strovolos, Nicosia, on Wednesday 6 June 2007 at 4.30 p.m., to transact the following business:

1. To receive and consider the Directors' report and the financial statements of the Company for the year 2006 and approve the proposed dividend.
2. To elect members of the Board of Directors.
3. To fix the remuneration of the members of the Board of Directors.
4. To re-appoint the auditors and authorise the Board of Directors to fix their remuneration.

Note:

A member entitled to attend and vote at the above meeting, is entitled to appoint a proxy to attend and vote on his behalf. Such proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company, 51 Stassinos Street, Ayia Paraskevi, Strovolos, Nicosia, at least 48 hours before the time of the meeting.

Filings with the Registrar of Companies

Rule 12g3-2(b) File No.082-34996

Ημερ. Αίτησης: 09/03/2007 11:26

Δικαιολογητικό

Αρ. Δικαιολογητικού: 660029 / 1

Αρ. ΓΛ302: Α 401196

Ποσό: 30,00

Αιτητής: 53732 130 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ

Filing date

Χαρτόσημα:

Απο Λογαριασμό:

Παραλήπτης: Σούλα Χριστοφόρου

Στις: 09/03/2007 11:26:58

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσότητα	Επείγον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Πιστοποιητικό Διευθυντών Επιστολή / Εντυπο	149		✓	20,00	
2	Παραχώρηση Μετοχών HE12 - Έκθεση Παραχώρησης Μετοχών	149			10,00	
		ΟΛΙΚΟ ΛΚ			30,00	

Allotment of 29.112 shares

Зрагаз

ΚΕΦ. 113.

ΗΕ12

3 pages

Αριθμός Εταιρείας
ΗΕ 0165

Έκθεση παραχώρησης μετοχών. → Allotment of Shares

Με βάση το άρθρο 51(1)

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ
Ημερομηνία Παραχώρησης	(α) [την 28/02/2007] ή (β) [από ______ μέχρι ______]
Αριθμός μετοχών που παραχωρήθηκαν	29.112 → Number of Shares allotted

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	29.112	Άσκηση Δικαιωμάτων Επιλογής Αγοράς Μετοχών (Share Options) 2001-2007			
Ονομαστική αξία κάθε μετοχής Nominal Value	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή (Inc)	£3,26 (£2,76)				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής	Χρηματικό αντάλλαγμα				

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο) | £94.905,12 | — Total Paid

(Επισυνάπτεται κατάσταση)

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα		Αρ.Εγγραφής			
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο		Όροφος		Διαμ.	
Ενορία/Πόλη/Χωριό		Επαρχία			
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές(συνέχεια).

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Υπογραφή [signature] Ημερομηνία 09/03/2007

Signature

Γραμματέας ή Διευθυντής

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ — ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημερ. Αίτησης: 13/04/2007 11:39

Αρ. Δικαιολογητικού: 670396 / 1

Αρ. ΓΛ302: A 412277

Ποσό: 10,00

Αιτητής: 133133 BANK OF CYPRUS PUBLIC COMPANY LIMITED

Χαρτόσημα:

Απο Λογαριασμό:

Παραλήπτης: Σούλα Χριστοφόρου

Filing date

Στις: 13/04/2007 11:39:17

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσότητα	Επείγον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Παραχώρηση Μετοχών HE12 - Έκθεση Παραχώρησης Μετοχών	149			10,00	
		ΟΛΙΚΟ ΛΚ			10,00	

Allotment of 259.688 shares (3 pages)

Τέλος(Σύμφωνα με τον Περί Εταιρειών Νόμο. Πληρωτέα τέλη και Δικαιώματα).

Ο ΠΕΡΙ ΕΤΑΙΡΕΙΩΝ ΝΟΜΟΣ, ΚΕΦ. 113.

ΗΕ12

(3 pages)

Αριθμός Εταιρείας
ΗΕ 0165

Έκθεση παραχώρησης μετοχών. — Allotment of Shares

Με βάση το άρθρο 51(1)

Όνομα Εταιρείας: ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ

Ημερομηνία Παραχώρησης:
(α) [την ____31/03/2007____] ή
(β) [από ____________ μέχρι ____________]

Αριθμός μετοχών που παραχωρήθηκαν: 259.688 → Number of Shares Allotted

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	259.688	Άσκηση Δικαιωμάτων Επιλογής Αγοράς Μετοχών (Share Options) 2001-2007			
Ονομαστική αξία κάθε μετοχής (Nominal Value)	£0,50				
Ποσό πληρωθέν ή λογιζόμενο (Price) σαν πληρωθέν για κάθε μετοχή	£3,26 (£2,76)				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής	Χρηματικό αντάλλαγμα				

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο): £846.582,88 — Total Amount

(Επισυνάπτεται κατάσταση)

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα		Αρ.Εγγραφής
Επώνυμο		
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.
Επάγγελμα		
Οδός/Λεωφ.		Αρ.
Κτίριο	Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό		Επαρχία
Ταχ.Κώδικας		Χώρα

Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα	
Διεύθυνση	
Ταχ. Κώδικας	Τηλέφωνο

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές(συνέχεια).

Όνομα		Αρ.Εγγραφής			
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο		Όροφος		Διαμ.	
Ενορία/Πόλη/Χωριό		Επαρχία			
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα		Αρ.Εγγραφής			
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο		Όροφος		Διαμ.	
Ενορία/Πόλη/Χωριό		Επαρχία			
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα		Αρ.Εγγραφής			
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο		Όροφος		Διαμ.	
Ενορία/Πόλη/Χωριό		Επαρχία			
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

Υπογραφή Signature

Γραμματέας ή Διευθυντής

Ημερομηνία 13/04/2007

END